November 17, 2008

VIA EDGAR

Securities and Exchange Commission
Office of Registration and Reports
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pioneer Family of Mutual Funds
(Each Registrant listed on Attachment A hereto)

Members of the Commission:

In accordance with Rule 17g-1(g) of the Investment Company Act of 1940, each of the registrants listed on Attachment A hereby files the following documents with the Commission:

1.	Bond No. 87002108B (the “Bond”) issued by the ICI Mutual Insurance Company of Burlington, Vermont in the amount of $42,000,000 (EXHIBIT 99-1);

2.
A certified copy of resolutions adopted by a majority of the Boards of Trustees who are not “interested persons” of each of the registrants, at meetings held on July 14, 2008 and July 15, 2008, respectively, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Registrant (EXHIBIT 99-2);

3.
A statement showing the amount of the single insured bond which each registrant would have provided and maintained had it not been named as an insured under a joint insured bond based on its gross assets as of April 30, 2008 (EXHIBIT 99-3); and

4.	A copy of the Fidelity Bond Premium and Coverage Allocation Agreement, effective as of August 1, 2008, by and among the joint insureds under the Bond (EXHIBIT 99-4) .

Pioneer Investment Management, Inc.
60 State Street
Boston, MA 02109-1820
Telephone: 617-742-7825

“Member of the UniCredit Banking Group, Register of Banking Groups.”

Securities and Exchange Commission
Page Two
November 17, 2008

The Bond provides total fidelity coverage of $42,000,000 for 40 registrants associated with Pioneer Investment Management USA Inc.

The premium associated with coverage under the Bond has been paid for the period from July 31, 2008 to July 31, 2009.

Please contact me at 617/517-8996 should you have any questions or require additional information.

Very truly yours,

/s/ Carol B. Hannigan
Carol B. Hannigan
Fund Governance Director

Enclosures

CC:	Dorothy E. Bourassa
Terrence J. Cullen
Roger Joseph, Esq.
Toby Serkin, Esq.

Attachment A

	Registrant	Investment Company Act Registration Number
1	Pioneer Bond Fund	811-02864
2	Pioneer Diversified High Income Trust	811-22014
3	Pioneer Emerging Markets Fund	811-08448
4	Pioneer Equity Income Fund	811-08657
5	Pioneer Equity Opportunity Fund	811-21623
6	Pioneer Floating Rate Trust	811-21654
7	Pioneer Fund	811-01466
8	Pioneer Fundamental Growth Fund	811-21108
9	Pioneer Growth Shares	811-01604
10	Pioneer High Income Trust	811-21043
11	Pioneer High Yield Fund	811-09685
12
Pioneer Ibbotson Asset Allocation Series, a series trust consisting of:
Pioneer Ibbotson Aggressive Allocation Fund
Pioneer Ibbotson Conservative Allocation Fund
Pioneer Ibbotson Growth Allocation Fund
Pioneer Ibbotson Moderate Allocation Fund
811-21569
13	Pioneer Independence Fund	811-08547
14	Pioneer Interest Shares	811-02239
15	Pioneer International Equity Fund	811-07733
16	Pioneer Mid Cap Growth Fund	811-03564
17	Pioneer Mid Cap Value Fund	811-06106
18	Pioneer Money Market Trust, a series fund consisting of: Pioneer Cash Reserves Fund	811-05099
19	Pioneer Municipal High Income Trust	811-21321
20	Pioneer Municipal High Income Advantage Trust	811-21409
21	Pioneer Protected Principal Trust, as series trust consisting of: Pioneer Protected Principal Plus Fund Pioneer Protected Principal Plus Fund II	811-21163
22	Pioneer Real Estate Shares	811-07870
23	Pioneer Research Fund	811-09585
24	Pioneer Select Growth Fund	811-21452
25	Pioneer Series Trust I, a series trust consisting of: Pioneer Oak Ridge Large Cap Growth Fund Pioneer Oak Ridge Small Cap Growth Fund	811-21425

26
Pioneer Series Trust II, a series trust consisting of:
Pioneer Am Pac Growth Fund
Pioneer AMT -Free CA Municipal Bond Fund
Pioneer AMT -Free Municipal Fund
Pioneer Growth Leaders Fund
Pioneer Growth Opportunities Fund
Pioneer Small and Mid Cap Growth Fund
Pioneer Tax Free Money Market Fund
811-21460
27	Pioneer Series Trust III, a series trust consisting of: Pioneer Cullen Value Fund	811-21664
28	Pioneer Series Trust IV, a series trust consisting of: Pioneer Classic Balanced Fund Pioneer Government Income Fund Pioneer Institutional Money Market Fund Pioneer Treasury Reserves Fund	811-21781
29
Pioneer Series Trust V, a series trust consisting of:
Pioneer Global Select Equity Fund
Pioneer High Income Municipal Fund
Pioneer Oak Ridge All Cap Growth Fund
Pioneer Research Growth Fund
Pioneer Research Value Fund
811-21823
30	Pioneer Series Trust VI, a series trust consisting of: Pioneer Floating Rate Fund	811-21978
31	Pioneer Series Trust VII, a series trust consisting of: Pioneer Global Aggregate Bond Fund Pioneer Global Diversified Equity Fund Pioneer Global High Yield Fund	811-10395
32	Pioneer Series Trust VIII, a series trust consisting of: Pioneer International Value Fund	811-07318
33	Pioneer Series Trust IX, a series trust consisting of: Pioneer Europe Select Equity Fund	811-06151
34	Pioneer Short Term Income Fund	811-21558
35	Pioneer Small Cap Value Fund	811-07985
36	Pioneer Strategic Income Fund	811-09223
37	Pioneer Municipal and Equity Income Trust	811-21448
38	Pioneer Tax Free Income Fund	811-02704
39	Pioneer Value Fund	811-01835
40	Pioneer Variable Contracts Trust, a series trust consisting of:	811-08786
Pioneer Bond VCT Portfolio
Pioneer Cullen Value VCT Portfolio
Pioneer Emerging Markets VCT Portfolio
Pioneer Equity Income VCT Portfolio
Pioneer Independence VCT Portfolio
Pioneer Fund VCT Portfolio
Pioneer Global High Yield VCT Portfolio
Pioneer Growth Opportunities VCT Portfolio
Pioneer High Yield VCT Portfolio
Pioneer Ibbotson Aggressive Allocation VCT Portfolio

Pioneer Ibbotson Growth Allocation VCT Portfolio
Pioneer Ibbotson Moderate Allocation VCT Portfolio
Pioneer International Value VCT Portfolio
Pioneer Mid Cap Value VCT Portfolio
Pioneer Money Market VCT Portfolio
Pioneer Oak Ridge Large Cap Growth VCT Portfolio
Pioneer Real Estate Shares VCT Portfolio
Pioneer Small Cap Value VCT Portfolio
Pioneer Strategic Income VCT Portfolio